	UNITED STATES				OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION				OMB Number:	3235-0101
					Expires:	February 28, 2014
	Washington, D.C. 20549				Estimated average burden
					hours per response	............1.00
FORM 144
SEC USE ONLY
	NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933				DOCUMENT SEQUENCE NO.

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.				CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C FILE NO.		WORK LOCATION
MIDWESTONE FINANCIAL GROUP, INC		42-1206172	000-24630

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
102 SOUTH CLINTON STREET		IOWA CITY	IA	52240	AREA CODE	NUMBER
					(319)	356-5800
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE		(b) RELATIONSHIP TO	(c) ADDRESS STREET	CITY	STATE	ZIP CODE
SECURITIES ARE TO BE SOLD		ISSUER
CHARLES S. HOWARD		DIRECTOR	846 FOX RUN LANE	OSKALOOSA	IA	52577
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
To Be Sold	who is Acquiring the Securities		(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
COMMON	LPL FINANCIAL 9785 TOWNE CENTRE DRIVE SAN DIEGO, CA 92121		2,500	$49,550 (Based on FMV on 11/27/12 @ $19.82)	8,489,784	11/30/2012	NASDAQ

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer		(b)	Name and address of each broker through whom the securities are intended to be sold
	(b)	Issuer's I.R.S. Identification Number		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(c)	Issuer's S.E.C. file number, if any		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(d)	Issuer's address, including zip code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown
	(e)	Issuer's telephone number, including area code			by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person's relationship to the issuer (e.g. officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of	Date you		Name of Person from Whom Acquired	Amount of	Date of
the Class	Acquired	Nature of Acquisition Transaction	(If gift, also give date donor acquired)	Securities Acquired	Payment	Nature of Payment
COMMON	9/1/2000	Inherited	R.S. Howard, father	42,700	N/A	N/A

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Amount of
Name and Address of Seller	Title of Securities Sold	Date of Sale	Securities Sold	Gross Proceeds
NONE

REMARKS:

INSTRUCTIONS:	ATTENTION: The person for whose account the securities to which this notice relates are to be sold
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as	hereby represents by signing this notice that he does not know any material adverse information in regard to
to the person for whose account the securities are to be sold but also as to all other persons included	the current and prospective operations of the Issuer of the securities to be sold which has not been publicly
in that definition. In addition, information shall be given as to sales by all persons whose sales are	disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule
required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing	10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the
this notice.	instruction given, that person makes such representation as of the plan adoption or instruction date.

November 28, 2012	/s/ CHARLES S. HOWARD
DATE OF NOTICE	(SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
DATE OF PLAN OR GIVING OF INSTRUCTION,	of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.
IF RELYING ON RULE 10B5-1
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)